Exhibit 99.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Termination”) is made effective as of July 19, 2016 (the “Effective Date”), by and among CARL E. BERG, DAVID DEAN and MICHAEL KNAPP.

WHEREAS, on January 14, 2016, Messrs. Berg, Dean and Knapp entered into the Joint Filing and Solicitation Agreement in connection with seeking to have Mr. Dean and Mr. Knapp elected as directors of Stratus Properties Inc., a Delaware corporation (the “Company”), at its 2016 annual meeting of stockholders and taking actions necessary to achieve that goal (the “Agreement”), and

WHEREAS, each of Messrs. Berg, Dean and Knapp desires and has agreed to terminate the Agreement and all obligations thereunder effective as of the Effective Date.

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Termination of the Agreement. Notwithstanding the twenty-four (24) hours prior notice provision in Section 10 of the Agreement for termination of the Agreement, the parties agree to terminate the Agreement as of the Effective Date. Upon the execution and delivery of this Termination, the parties shall no longer constitute a group for the purposes of engaging in transactions of the Company’s securities, nor for the purposes of filing joint ownership reports under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding the foregoing, each of Messrs. Berg, Dean and Knapp expressly consents to the filing of a final statement on Schedule 13D to disclose the termination of the Agreement and authorizes Andrews Kurth LLP to take appropriate actions, as counsel for the parties, for the purposes of making such filing. Each of Messrs. Berg, Dean and Knapp further agrees that this Termination shall be filed as an exhibit to the final Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2. Further Assurances. From and after the Effective Date, each party shall execute such further documents and instruments, and take such further or other acts, as may be necessary to implement and carry out the intent of this Termination.

3. Governing Law. In the event of any dispute arising out of the provisions of this Termination, the parties hereto consent and submit to the exclusive jurisdiction of the United States District Court for the Northern District of California located in the City of San José, California, or the courts of the State of California located in the Santa Clara County, California.

4. Severability. In the event that any provision of this Termination is illegal, invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove illegal, invalid or unenforceable under any law shall not affect the legality, validity or enforceability of any other provision hereof.

5. Counterparts: Electronic Transmission. This Termination may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or electronically transmitted copies hereof or signature hereon shall, for all purposes, be deemed originals.

IN WITNESS WHEREOF, this Termination has been duly executed and delivered by and on behalf of each of the parties hereto as of the date first above written.

By:	/s/ Carl E. Berg
Carl E. Berg

By:	/s/ David Dean
David Dean

By:	/s/ Michael Knapp
Michael Knapp